

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

August 7, 2009

J. Kevin McCarthy
General Counsel
Cowen Group, Inc.
1221 Avenue of the Americas
New York, NY 10020

> **Re: LexingtonPark Parent Corp.**
> **Registration Statement on Form S-4**
> **Filed July 10, 2009**
> **File No. 333-160525**

Dear Mr. McCarthy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure that Ramius believes it is engaged primarily in the business of providing asset management and financial advisory services and not in the business of investing, reinvesting or trading in securities. We also note Ramius believes that the primary source of income from its business is properly characterized as income earned in exchange for the provision of services and that Ramius does not believe that it is an investment company, nor will New Parent be an investment company, as defined in Section 3(a)(1)(A) of the Investment

Company Act of 1940, as amended. Finally, we note that Ramius earns investment income from investing its own capital and that Ramius' pre-tax income is likely to constitute a substantial majority of pre-tax income of New Parent. Please provide us with a detailed analysis regarding the investment company status of New Parent following completion of the merger transaction. Further, please note that we will refer your response to the Division of Investment Management for further review.

2. We note that following consummation of the merger, New Parent Class A common stock will trade on NASDAQ. Please disclose what will happen with respect to Cowen's current NASDAQ listing.

3. Please provide us supplementally with copies of any non-public information — board books, documents, financial forecasts, projections and presentations — used by the companies in the merger negotiations. We may have additional comments.

Prospectus Cover Page

4. We note your cross-reference to the risk factors section. Please highlight this cross- reference by prominent type or in another manner. Please see Item 501(b)(5) of Regulation S-K.

Questions and Answers About Voting Procedures For the Special Meeting, page iii

5. Please disclose what vote or actions, if any, are required by Ramius stockholders to approve the merger transaction and discuss when such vote or actions are to occur.

Summary, page 1

6. Please provide a summary of the most important risks facing Cowen and Ramius and the principal risks relating to the merger.

7. Please provide the disclosure called for by Item 3(a) of Form S-4 with respect to New Parent.

8. We note that New Parent will be a holding company of both Cowen and Park Exchange LLC following the consummation of the merger. Please also provide a description of the general nature of the business to be conducted by New Parent. Please see Item 3(b) of Form S-4. Please additionally disclose whether the business operations of Cowen and Ramius will be merged and integrated following the merger or whether they will remain as separately managed companies.

9. Please provide a summary of the reasons for each of Cowen and Ramius for

engaging in the merger transaction. Please see Item 4(a)(2) of Form S-4.

10. Please provide a diagram of New Parent that includes its subsidiaries and controlling shareholder(s) following completion of the merger transaction.

11. Please explain to us why Cowen shareholders approval is not a required condition to completion of the asset exchange agreement.

12. We note the disclosure in this section and elsewhere in the prospectus/proxy that New Parent will hold substantially all of the assets of Ramius when the transactions are completed. Please discuss which assets Ramius will hold following the transactions and discuss why such assets were not transferred to New Parent as part of the business combination.

13. Please disclose the amount of common stock that Cowen shareholders will receive in the new company and describe the issuance of these shares in connection with the transactions.

14. As disclosed in the last risk factor on page 23, it appears that Ramius will beneficially own 65% of the outstanding voting shares in New Parent. Therefore, in the summary and elsewhere in the prospectus/proxy as appropriate, please describe New Parent as a majority-owned subsidiary of Ramius or advise us why such disclosure is not necessary.

Risk Factors, page 19

15. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

- "Ramius is in a different business than Cowen." (page 23)

- "Ramius is subject to risks in using prime brokers …" (page 30)

- "Risk management activities may materially adversely affect …" (page 31)

- "Increased regulatory focus could result in additional burdens …" (page 35)

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

Current Cowen stockholders will have a reduced ownership …, page 23

16. Currently it appears you are including more than one risk factor under this subheading as the third paragraph deals with a separate risk to Cowen. Each risk factor should only focus on one risk. Please revise.

A continuation of recent turmoil in the financial markets could have a …, page 26

17. Please revise this risk factor to avoid presenting risks that could apply to any issuer in your industry, do not reflect your current operations, are not material, or are generic. Rather, tailor each risk factor to your specific facts and circumstances.

Ramius's profitability may be adversely affected by decreases in revenue …, page 27

18. We note your disclosure regarding "high-water marks." In this risk factor as well as in the appropriate place in the MD&A section, please specifically disclose the average amount below the high-water markets of Ramius' hedge funds so that Cowen shareholders can understand how difficult it may be for Ramius to begin earning incentive income again.

Ramius is subject to risks in using prime brokers, custodians, administrators …, page 30

19. As you disclose on page 145, please disclose the total amount of the estimated recoverable Lehman claim.

Ramius's business may suffer as a result of loss of business …, page 36

20. Please revise this risk factor to remove mitigating information regarding Ramius' efforts to prevent further withdrawals. Generally, you should limit your Risk Factor section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks in other parts of the prospectus.

Information about the Companies, page 44

Ramius, page 44

21. Your disclosure indicates that Ramius' business will constitute a majority of New Parent's business activities following consummation of the merger transaction. As such, please provide a more detailed disclosure of each of Ramius' investment services and products, including hedge funds, fund of funds, real estate, cash management and mortgage advisory services. Upon reviewing your revised disclosure we may have further comments.

Unaudited Pro Forma Condensed Combined Statement of Financial Condition, page 48

22. It does not appear that the noncontrolling interests in Cowen were recorded at fair value as part of your purchase price allocation. Please revise, or advise why no adjustment is necessary. Refer to paragraphs 20-21 of SFAS 141(R) (FASB ASC 805-20-30-1).

Notes to Unaudited Pro Forma Combined Financial Statements, page 51

23. Please disclose the fair value of acquired receivables, gross contractual amounts receivable and your best estimate of contractual cash flows not expected to be collected. Refer to paragraph 68(h) of SFAS 141(R) (FASB ASC 805-10-50-1).

24. Please describe the reasons why the acquisition of Cowen will result in a bargain purchase gain. Refer to paragraph 68(o) of SFAS 141(R) (FASB ASC 805-30-50-1).

25. Please disclose the fair value of the noncontrolling interest in Cowen at the balance sheet date and the valuation techniques and significant inputs used to measure the fair value of the noncontrolling interest. Refer to paragraph 68(p) of SFAS 141(R) (FASB ASC 805-10-50-1).

Note 2 – Purchase Price, page 51

26. Please advise us why the number of common shares (11,409,000) used to calculate the estimated purchase price of Cowen does not agree to the assumption of 15,171,432 common shares disclosed on page 46.

27. Please expand your preliminary purchase price allocation on page 53 to show the amounts allocated to historical net assets corresponding to their respective balance sheet line items rather than showing the allocation to all historical net assets acquired in the aggregate.

28. Please advise us why there are no adjustments to Other investments, Fixed assets and Other assets as part of your purchase price allocation.

Note 3 – Pro Forma Adjustments, page 53

29. We note that $6.3 million will be distributed to certain Ramius members prior to the closing of the merger. Please elaborate upon the purpose and recipients of this distribution in your disclosure.

Proposal 1: The Transactions, page 59

Background of the Transactions, page 59

30. We note the disclosure regarding Cowen's receipt of an unsolicited public acquisition proposal from a small financial services firm. Please state whether Cowen considered, identified or engaged in discussions with other candidates regarding a potential business combination. If so, please indicate the number, type, and size of the other companies with which Cowen communicated with a view to effecting a business combination, identify them and explain why the board did not pursue those other alternatives and instead chose to pursue the merger transaction and asset exchange agreement with Ramius.

31. Many of the descriptions of the meetings are vague and indefinite. Please revise to specifically describe in detail the information discussed at the meetings. Instead of providing summary disclosure of what took place over the course of days or weeks, please disclose the dates of all meetings between Cowen and Ramius officers and provide detailed disclosure of what took place at those meetings. In instances where conclusions were reached based on the discussion at a particular meeting, state these conclusions. The disclosure should provide Cowen shareholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions. For example:

    - Over the course of January 2009, what was discussed at each informal discussion? How many informal discussions took place? Who did Mr. Malcolm apprise of these informal discussions?

    - At the March 24, 2009 meeting, what was reported to Cowen's board of directors?

    - At the April 1, 2009, April 3, 2009 and following week's meetings, what was the nature of the discussions and what conclusions were reached by each party? What were the main subject areas of discussion? Please describe these meetings in detail.

32. Please disclose what alternatives Ramius considered, a description of board meetings and other events leading up to the transaction, and the reasons Ramius decided to engage in the transaction.

33. Please disclose whether the Cowen or Ramius boards also discussed potential adverse effects of this transaction. If so, please disclose the nature of those discussions and the potential adverse effects that were considered. If not, please disclose why not.

34. Please explain how the consideration was determined by Cowen and Ramius. Please disclose the terms as initially proposed and describe changes to the terms during the course of the negotiations.

35. Please disclose whether Cowen or Ramius had discussions with any of its customers, institutional investors, collaboration partners or other significant third parties regarding the potential transaction. If so, please discuss the outcome of those discussions.

Cowen's Reasons for the Transactions; Recommendation of Cowen Board of Directors, page 61

36. Please disclose what "book-for-book-based exchange" means.

Opinion of Cowen's Financial Advisor, page 63

37. Please disclose the method of selection of Sandler O'Neill as Cowen's financial advisor. Please see Item 1015(b)(3) of Regulation M-A.

38. We note the disclosure stating that Sandler O'Neill calculated an exchange ratio of 2.4776 and resultant pro-forma ownership of the post transactions company for Cowen and Ramius of 28.76% and 71.24%, respectively. We also note that discussions regarding the methodology of valuing the Cowen and Ramius and a possible exchange ratio appeared to have occurred prior to Sandler O'Neill being retained to act as Cowen's financial advisor on April 6, 2009. Please state whether Cowen or Ramius determined the amount of consideration to be paid or whether Sandler O'Neil recommended the amount of consideration to be paid which was later agreed to by the parties to the merger. Please see Item 1015(b)(5) of Regulation M-A.

Please also provide additional disclosure explaining how each of the analyses performed by Sandler O'Neill ties back to the exchange ratio of 2.4776. For example, the comparable company analysis compares Cowen against the peer group of seven companies across various factors such as price/52-week high and long-term growth. Please disclose how such comparisons relate to the fairness to Cowen shareholders of an exchange ratio of 2.4776. As another example, you disclose that the discounted cash flow analysis and terminal value analysis imputed a range of values per share of Cowen's stock of $2.07 to $4.07 and $4.22 to $7.96. Please disclose how such ranges of values per share relate to the fairness to Cowen shareholders of an exchange ratio of 2.4776.

39. In the discounted cash flow analysis and terminal value analysis, Sandler O'Neill applied forward earnings multiples ranging from 11.50x to 19.50x to terminal earnings of $3.7 million to $25.0 million. Please disclose why such multiples and dollar amounts were chosen.

40. We note that in connection with rendering its opinion, Sandler O'Neill reviewed and considered the long-term estimated growth rate of Cowen and the internal earnings estimates for Ramius. Please disclose the Cowen estimated growth figures, and state who prepared these figures, and disclose the Ramius internal earnings estimates.

41. We note that Sandler O'Neill made numerous assumptions with respect to industry performance, business and economic conditions in performing it analysis. Please disclose the major assumptions made by Sandler O'Neill.

42. As you do in the comparable company analysis for Cowen, in the comparable company analysis for Ramius please add in a column in the table showing Ramius figures. Please also briefly describe the difference between "diversified" asset managers and "alternative" asset managers and state why diversified asset mangers were used in this analysis when the prospectus describes Ramius as an alternative investment management firm.

43. As is disclosed in the Sandler O'Neill fairness opinion dated June 4, 2009, please disclose in this section that a substantial portion of the transaction fee payable to Sandler O'Neill is contingent upon consummation of merger of Cowen and Ramius.

Regulatory Approvals Required for the Transactions, page 74

44. You disclose that the transactions may be reviewed by the state attorneys general in the various states in which Cowen and Ramius operate. Please disclose the names of any state attorneys general who have indicated that they are reviewing the transactions.

The Transaction Agreement, page 79

45. Please discuss in greater the assets that will be transferred to New Parent and the liabilities that it will assume in the transactions.

Other Agreements Related to the Transactions, page 94

46. We note that other than the Asset Exchange Agreement, you have not filed any of the agreements described in this section as either appendices to the prospectus or exhibits to the registration statement. Please tell us which of these agreements you intend to file and, if you do not intend to file certain of these agreements, why not. Please see Item 601 of Regulation S-K.

Registration Rights Agreement, page 97

47. We note that you have entered into a registration rights agreement with HVB and Ramius. Please advise us, and disclose in your next amendment, if there are any

penalties associated with failure to file or maintain the effectiveness of a registration statement covering the shares owned by HVB, Ramius or other entities covered by this agreement. If applicable, please revise your disclosure to include:

- the events or circumstances that would require you to transfer consideration under the arrangement,

- any settlement alternatives contained in the terms of the registration payment arrangement, including the party that controls the settlement alternatives,

- the maximum potential amount of consideration, undiscounted, that you could be required to transfer under the registration payment arrangement (including the maximum number of shares that may be required to be issued). If the terms of the arrangement provide for no limitation to the maximum potential consideration (including shares) to be transferred, that fact shall be disclosed, and

- the current carrying amount of the liability, if any, representing your obligations under the registration payment arrangement and the income statement classification of any gains or losses resulting from changes in the carrying amount of that liability.

Refer to paragraph 12 of FSP EITF 00-19-2 (FASB ASC 825-20-50-1). In addition, please include the Registration Rights Agreement as an Exhibit to your next amendment.

Board and Management of New Parent, page 105

48. We note that there are currently four members of the board of directors of New Parent during the interim period prior to completion of the transactions. Please provide disclosure called for by Item 401 of Regulation S-K regarding Messrs. Solomon and White.

Corporate Governance of New Parent, page 112

49. We note that six members of New Parent's board of directors will be independent under NASDAQ rules. Please disclose the names of the six independent directors. Please see Item 407(a) of Regulation S-K.

Compensation Discussion and Analysis, page 114

New Employment Agreements, page 116

50. We note that you have not filed any of the employment agreements described in

this section as either appendices to the prospectus or exhibits to the registration statement. Please tell us which of these employment agreements you intend to file and, if you do not intend to file certain of these employment agreements, why not. Please see Item 601 of Regulation S-K.

Description of Capital Stock of New Parent, page 120

51. Please provide the disclosure called for by Item 202(a) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Ramius, page 136

Assets Under Management and Fund Performance, page 143

52. One of the line items in the table on page 143 is "Net Performance." Please disclose how Net Performance is calculated. Additionally, please update the performance figures in this table to a date later than April 1, 2009.

53. Your disclosure indicates that Ramius believes that the redemptions of approximately $1.98 billion from January 1, 2009 through April 1, 2009 were caused by the continuing global financial crisis. Please also disclose, if true, that part of the redemptions of approximately $1.98 billion were due to poor performance in 2008.

Fund Performance, page 144

54. Please quantify the value of fund assets excluded from the table on page 144, as a dollar amount and as a percentage of all assets under management, and advise us why they have been excluded.

2008 Fund Performance, page 145

Lehman Brothers, page 145

55. Please reconcile for us the original claim of $233 million against LBIE and $21.3 million claim against LBI to the $4.4 million remaining aggregate exposure to LBIE and LBI as of March 31, 2009. In addition, please tell us how these amounts relate to the $834 thousand and $9.5 million losses recorded in 2008, as disclosed on pages F-28 and F-35, respectively, and the remaining $209 thousand and $3.9 million carrying values of your claims against Lehman as disclosed on pages F-26 and F-32, respectively.

Year Ended December 31, 2007 Compared with the Year Ended December 31, 2006, page 154

56. It appears that you recognized an increase in net gains for the Consolidated Ramius Funds during 2007, but your discussion of Income Attributable to Non-controlling Interests indicates lower performance levels in the Ramius Funds. Please advise us and clarify your disclosure.

Segment Analysis, page 157

Investment Management – Economic Income, page 157

57. As you have disclosed for the consolidated statements of operations on pages 138 through 142, please provide disclosure to help Cowen shareholders understand the income statement line items in the Investment Management segment.

58. We note that your calculations of Economic Income Expenses as presented on pages 158, 160 and 162 are reduced by reimbursement from affiliates. However, we note that a similar adjustment is not made to the segment data presented in Note 20. Please revise your operating segment information to be consistent throughout the filing, or advise us why a revision is not necessary.

Liquidity and Capital Resources, page 164

Ramius Credit Facilities, page 164

59. We note that the Interim HVB AG Secured Revolving Credit Agreement which provides a $50 million aggregate loan commitment appears to be almost completely exhausted and will mature upon the earlier of the completion of this transaction and December 31, 2009. We also note that New Parent is expected to enter into a new secured revolving credit agreement with HVB AG that will provide a secured revolving loan facility of up to $25 million. As the new revolving credit agreement only provides half of the money needed to pay off the interim credit agreement, please disclose the source of funds New Parent intends to use to pay off the Interim HVB AG Secured Revolving Credit Agreement of $50 million.

Stockholder Proposals for the 2009 Annual Meeting, page 175

60. Please provide the disclosure called for by Rule 14a-5(e)(1) and (2).

Item 22: Undertakings

61. Please include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

Financial Statements, page F-1

62. As indicated in your transmittal letter, please provide the financial statements of LexingtonPark Parent Corp. as required by Regulation S-X in your next amendment.

Note 2. Significant Accounting Policies, page F-9

Variable Interest Entities, page F-10

63. We note that Enterprise LP, an investment company, is the primary beneficiary of Enterprise Master, also an investment company. We also note that you believe Enterprise Master is not subject to consolidation based upon the specialized accounting guidance of the AICPA Audit and Accounting Guide – Investment Companies. Please tell us what consideration you gave to paragraph 7.06 of the Guide which states that registered investment companies are not required to consolidate a VIE *unless* the VIE is a registered investment company.

64. Please include your FIN 46(R) analysis for Ramius Multi-Strategy Master FOF LP and Ramius Vintage Multi-Strategy Master FOF LP, as applicable.

Note 5. Investments and Fair Value Measurements for Ramius Operating Entities and Consolidated Ramius Funds and Certain Real Estate Entities, page F-25

(3) Equity Method Investments, page F-27

65. Please disclose in which equity method investments you hold a greater than 50% ownership interest and the specific facts and circumstances which preclude you from consolidating these entities.

Note 16. Commitments and Contingencies, page F-55

66. Please disclose the contingency regarding FINRA's enforcement action related to Ramius's former securities lending business referenced in the risk factor on page 37, or tell us why you believe the disclosure is not necessary.

Note 20. Segment Reporting, page F-61

67. We note that all of your operations are conducted through one segment, Investment Management. Please explain to us and further disclose in your filing why you do not include the consolidated Ramius Funds in your evaluation of

Economic Income. In addition, please tell us if you evaluate the consolidated Ramius Funds on a standalone basis, and if so, what consideration you gave to paragraph 10 of SFAS 131 (FASB ASC 280-10-50-1) in determining whether or not the Ramius Funds represent a discrete operating segment.

68. In the last paragraph of footnote 20 you state that substantially all of the Company's revenues are earned from the Ramius Funds but in the next sentence you state that the Company recorded revenues of $16 million and $14.7 million from two Ramius Funds, which represented more than 10% each of the Company's total revenues. Please explain this inconsistency. It appears that a majority of your revenues would be derived from your investment in Enterprise Master through Enterprise LP.

Notes to Unaudited Consolidated Financial Statements, page F-74

Note 6. Income/Loss Allocation, Withdrawals and Rights of the Company's Investors, page F-87

69. Please revise to disclose the transaction by which the Managing Member's remaining interest of $47,390 was transferred to Non-Managing Members.

Note 10. Commitments and Contingencies, page F-88

70. We note from your disclosure on page 159 that you were required to repay $3.4 million due to incentive allocation clawback provisions. Please disclose any additional contingencies related to future repayments to investors resulting from these agreements.

Note 11. Segment Reporting, page F-89

Other Adjustments, page F-92

71. Please include adjustments (a) – (c) in your next amendment.

Exhibits

72. We note from the disclosure on page 104 and elsewhere that Cowen will receive an opinion from Wachtell, Lipton, Rosen & Katz, dated the closing date of the transactions, substantially to the effect that the Cowen merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that pursuant to Section 8.3 of the Transaction Agreement and Agreement and Plan of Merger dated as of June 3, 2009, the receipt of this tax opinion is a waiveable condition. Please note that you must file an executed opinion of counsel before effectiveness even though the merger agreement is conditioned upon the receipt of the tax opinion at closing. Please file or provide us with a draft copy of this tax opinion to review and please

confirm to us that you will recirculate and resolicit the prospectus if the condition regarding receipt of a tax opinion is waived and the change in tax consequences is material.

73. Please include all material contracts, including those material to your business, as required by Item 601(b)(10) of Regulation S-K.

74. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. Please also provide the proxy card for our review in your next amendment.

Form 10-K of Cowen Group, Inc. for the year ended December 31, 2008

Equity Research Fees, page F-16

75. Please elaborate upon your policy for recognizing equity research fees pursuant to paragraph 12 of APB 22 (FASB ASC 235-10-50-3) and SAB 104 (FASB ASC 605-10-S99-1). For instance, disclose how and when revenue recognition criteria are considered to have been met and the specific point in time revenue is recognized. Please provide your proposed revisions supplementally as well as in future filings.

Form 10-Q for the quarter ended March 31, 2009

Note 10. Commitments, Contingencies and Guarantees, page 20

76. We note from page 44 that a tentative settlement has been reached in the BigBand litigation. Please quantify the estimated loss related to this settlement and disclose whether the estimated loss has been accrued as of the balance sheet date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at 202-551-3429 or Dan Gordon, Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at 202-551-3466 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: David Shapiro, Esq.
        Alison M. Zieske, Esq.